UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica announces the launch of a tender offer of hybrid notes.	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica Europe B.V. (the "Offeror") has today launched separate invitations to holders of its outstanding (i) EUR 1,000,000,000 Undated 8.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (ISIN: XS1795406658) (the "2026 Notes"), (ii) EUR 500,000,000 Undated 7.25 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (ISIN: XS2109819859) (the "2027 Notes") and (iii) EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (ISIN: XS2462605671) (the "2028 Notes") (each a "Series" and together the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Offeror for cash (each such invitation an "Offer" and together the "Offers").
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 12 January 2026 (the "Tender Offer Memorandum") and are subject to the offer restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.
Summary of the Offers

Priority	Series	ISIN	First Call Date/First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Fixed Spread Amount	Amount subject to the Offers(1)
1	2026 Notes Current Coupon: 3.875 per cent.	XS1795406658	22 June 2026 / 22 September 2026	EUR1,000,000,000	EUR 100,550 per EUR 100,000	Not Applicable
Up to a maximum aggregate principal amount expected to be equal to the aggregate principal amount of the New Notes, to be announced following the pricing of the New Notes.

The Offeror reserves the right to increase or decrease the Maximum Acceptance Amount at its discretion, including if a Substantial Purchase Event(3) could occur as a result of the Offers in respect of the 2026 Notes and/or the 2028 Notes (the "Priority 1 Notes") and the Offeror may or may not exercise its call right upon the occurrence of a Substantial Purchase Event pursuant to the relevant Series of Notes at any time following the Offers.

1	2028 Notes Current Coupon: 7.125 per cent.	XS2462605671	23 August 2028 / 23 November 2028	EUR750,000,000	To be determined(2)	100 bps
2	2027 Notes Current Coupon: 2.502 per cent.	XS2109819859	5 February 2027 / 5 May 2027	EUR500,000,000	EUR 99,600 per EUR 100,000	Not Applicable
Note:
(1) For further information refer to "Overview of Offers - Maximum Acceptance Amount and Series Acceptance Priority " and "Overview of Offers - Redemption under Offeror Call Right following a Substantial Purchase Event" below.
(2) The purchase price for the 2028 Notes will be calculated at the Pricing Time with reference to the 2028 Notes First Call Date as further described in the Tender Offer Memorandum. Holders of the 2028 Notes should be aware that, as of 12:00 noon (CET) on 9 January 2026, an indicative value for the purchase price for the 2028 Notes was EUR 109,330 per EUR 100,000 (equivalent to 109.330 per cent.) which is provided for information purposes only.
(3) Under the relevant Conditions of the Notes, a Substantial Repurchase Event shall be deemed to have occurred in the event that the Offeror, the Guarantor, or any subsidiaries of the Guarantor, have purchased and cancelled at least 75 per cent. of the original aggregate principal amount of the relevant Notes.

The Offers commence on 12 January 2026 and will expire at 17:00 CET on 19 January 2026 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole and absolute discretion of the Offeror.

Purpose of the Offers
The purpose of the Offers is, amongst other things, to proactively manage the Offeror's layer of hybrid capital. The Offers also provide Noteholders with the opportunity to switch into the New Notes ahead of upcoming first call dates.

New Financing Condition
Telefónica Emisiones, S.A.U. intends to issue new EUR denominated Undated 5.25 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities and EUR denominated Undated 8.25 Year

Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities, each guaranteed by the Guarantor (the "New Notes"). Whether the Offeror will accept for purchase any Notes validly tendered in the Offers is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").

Fixed purchase price in respect of the 2026 Notes and 2027 Notes
Subject to the applicable Minimum Denomination, the price payable per EUR 100,000 in principal amount of the relevant Notes validly submitted for tender and accepted for purchase by the Offeror (the "Fixed Purchase Price") will be (i) in respect of the 2026 Notes, EUR 100,550 per EUR 100,000 and (ii) in respect of the 2027 Notes, EUR 99,600 per EUR 100,000.

Fixed purchase price in respect of the 2028 Notes
Subject to the Minimum Denomination, the price payable per EUR 100,000 in principal amount of the 2028 Notes validly submitted for tender and accepted for purchase by the Offeror (the "Fixed Spread Purchase Price") will be determined at or around 12:00 noon (CET) on 20 January 2026 (the "Pricing Time") in the manner described in the Tender Offer Memorandum by reference to the sum (such sum, the "Purchase Yield") of: (i) a fixed spread of 100 bps (the "Fixed Spread Amount"); and (ii) the Interpolated Mid-Swap Rate.
The Fixed Spread Purchase Price will be determined in accordance with market convention and will be equal to the product of (i) EUR 100,000; and (ii) the price expressed as a percentage of the principal amount of the 2028 Notes accepted for purchase (rounded to the nearest 0.001 per cent., with 0.0005 per cent. rounded upwards), and is intended to reflect a yield to 23 August 2028 (being the first call date in respect of the 2028 Notes) (the "2028 Notes First Call Date") on the Settlement Date based on the Purchase Yield.
Specifically, the Fixed Spread Purchase Price will equal (per EUR 100,000 in principal amount) (i) the value of all remaining payments of principal and interest on the 2028 Notes up to and including the 2028 Notes First Call Date (assuming all outstanding 2028 Notes are redeemed in full at their principal amount on such date), discounted to the Settlement Date at a discount rate equal to the Purchase Yield, minus (ii) Accrued Interest.

Accrued Interest
In respect of any Notes accepted for purchase, the Offeror will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the relevant interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be on 22 January 2026.
Notes repurchased by the Offeror pursuant to the Offers may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.

Redemption under Offeror Call Right following a Substantial Purchase Event
Under the Conditions of the Notes, in the event that the Offeror, the Guarantor, or any subsidiaries of the Guarantor, have purchased and cancelled at least 75 per cent. of the original aggregate principal amount of any of Series of Notes in accordance with the relevant Conditions (each, a "Substantial Purchase Event"), the Offeror may redeem the remaining relevant Notes (in whole but not in part) at their principal amount plus any interest accrued to, but excluding, the relevant day on which the relevant Notes become due for redemption and any Arrears of Interest (as defined in the Conditions) at any time upon giving, in respect of the 2026 Notes, not less than 30 and not more than 60 days' and, in respect of the 2027 Notes and 2028 Notes, not less than 10 and not more than 60 days', irrevocable notice of redemption to the Noteholders.

Maximum Acceptance Amount and Series Acceptance Priority
The Offeror proposes to accept Notes for purchase up to a maximum aggregate principal amount expected to be equal to the aggregate principal amount of the New Notes (the "Maximum Acceptance Amount") on the terms and conditions contained in the Tender Offer Memorandum. However, the Offeror reserves the right to increase or decrease the Maximum Acceptance Amount at its discretion, including if a Substantial Purchase Event could occur as a result of the Offers in respect of the Priority 1 Notes. The Offeror may or may not exercise its call right upon the occurrence of a Substantial Purchase Event pursuant to the relevant Series of Notes at any time following the Offer.
If the Offeror decides to accept any Notes for purchase pursuant to the Offers, the Offeror intends to accept the 2026 Notes and the 2028 Notes for purchase in priority to the 2027 Notes (the "Series Acceptance Priority"). For the avoidance of doubt, the Offeror may choose to accept significantly more or less (or none) of one of the 2026 Notes or 2028 Notes as compared to the other. The Offeror may also decide (in its sole and absolute discretion) not to accept any of the 2027 Notes for purchase.
Subject to the Series Acceptance Priority and the Maximum Acceptance Amount, the Offeror will determine the aggregate principal amount of Notes of each Series of Notes that will be accepted for purchase (each a "Series Acceptance Amount") in its sole and absolute discretion and reserves the right to accept significantly more or less (or none) of the Notes (subject to pro rata scaling, if applicable) of one such Series as compared to the other Series.
Notes validly submitted for tender may be accepted subject to pro-ration (if applicable). In the event that the aggregate principal amount of a Series of Notes represented by Tender Instructions is greater than the relevant Series Acceptance Amount, such Tender Instructions will be accepted on a pro rata basis.

Indicative Timetable

Times and Dates (all times are CET)	Number of Business Days from and including Launch	Action
12 January 2026	1	Commencement of the Offer
		Offers announced by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin. Tender Offer Memorandum available from the Tender Agent.
On or before the Expiration Deadline
Announcement of the Maximum Acceptance Amount
Announcement of the Maximum Acceptance Amount by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin as soon as reasonably practicable following the pricing of the New Notes.

17:00 on 19 January 2026	6	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers.
Prior to the Pricing Time on 20 January 2026	7
Announcement of Indicative Results
Announcement by the Offeror of the aggregate principal amount of Notes validly tendered pursuant to the Offers, together with a non-binding indication of the indicative Series Acceptance Amount and details of any pro-ration factor that will apply in the event that the Offeror decides to accept (subject to satisfaction or waiver of the New Financing Condition on or prior to the Settlement Date) valid tenders of Notes pursuant to the Offers.

At or around 12:00 noon on 20 January 2026	7	Pricing Time (in respect of the 2028 Notes) Determination of the Interpolated Mid-Swap Rate, the Purchase Yield and the Fixed Spread Purchase Price.
As soon as reasonably practicable following the Pricing Time	7
Announcement of Result of Offers
Announcement of the Offeror's decision whether to accept valid tenders of Notes for purchase pursuant to the Offers subject only to the satisfaction of the New Financing Condition, any adjustments to the Maximum Acceptance Amount and for each such Series accepted for purchase details of:
(i)the final aggregate principal amount of the Notes of each Series tendered pursuant to the Offers;
(ii)the Series Acceptance Amount and the pro-ration factor, if applicable; and
(iii)the Interpolated Mid-Swap Rate, the Purchase Yield and the Fixed Spread Purchase Price,
distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.

Expected to be on 22 January 2026 (the "Settlement Date")	9	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offers. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offers.

DISCLAIMER: No offer or invitation to acquire or sell any securities is being made pursuant to this announcement. Any decision with respect to the Offers should be taken on the basis of the information contained in the Tender Offer Memorandum.

Madrid, 12 January 2026

Neither the Offers, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the Spanish Law 6/2023, of 17 March, on the Securities Markets and the Investment Services (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión) or under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 12, 2026	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors